Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Score Media and Gaming Inc. (“theScore” or the “Company”)
500 King Street West, Fourth Floor
Toronto, Ontario
M5V 1L9

2.	DATE OF MATERIAL CHANGE

February 22, 2021, February 24, 2021 and March 1, 2021

3.	PRESS RELEASE

Press releases were issued on February 22, 2021, February 24, 2021 and March 1, 2021, and were disseminated through the facilities of recognized newswire services. Copies of the press releases were filed on the System for Electronic Document Analysis and Retrieval (SEDAR) and are attached to this report as Schedule A.

4.	SUMMARY OF MATERIAL CHANGE

On February 22, 2021, theScore announced the launch of a marketed public offering of theScore’s Class A Subordinate Voting Shares (“Class A Shares”) in the United States and Canada (the “Offering”), representing theScore’s initial public offering in the United States.

In connection with the initial public offering of the Class A Shares in the United States, theScore filed an application to list the Class A Shares on the Nasdaq Global Select Market (the “Nasdaq”) under the symbol “SCR”. Trading of the Class A Shares commenced on the Nasdaq on February 25, 2021. The Class A Shares will continue to trade on the Toronto Stock Exchange (the “TSX”) under the symbol “SCR”.

On February 24, 2021, theScore announced the pricing of the Offering whereby a syndicate of underwriters led by Morgan Stanley, Credit Suisse, Canaccord Genuity and Macquarie Capital, as joint book-running managers, with Eight Capital, Cormark Securities Inc. and Scotiabank as co-managers (collectively, the “Underwriters”), agreed to purchase 6,000,000 Class A Shares from theScore at a price of US$27 per share for aggregate gross proceeds to theScore of US$162,000,000.

The Company also granted to the Underwriters an option (the “Over-Allotment Option”), exercisable for a period of 30 days from the date of the closing of the Offering, to purchase up to an additional 15% of the total number of Class A Shares to be sold pursuant to the Offering. The Underwriters elected to exercise the Over-Allotment Option in full concurrently with the closing of the Offering, thereby increasing the number of Class A Shares being purchased by the Underwriters to 6,900,000 and increasing the aggregate gross proceeds of the Offering to theScore to US$186,300,000.

The Company currently expects that the net proceeds of the Offering (including the net proceeds of the full exercise by the Underwriters of the Over-Allotment Option) will be used to fund working capital and other general corporate purposes, including the continued growth and expansion of theScore Bet’s operations in the United States and Canada by supporting the multi-jurisdiction deployment and operation of theScore Bet and user acquisition and retention in jurisdictions where theScore is, or will be, operating.

In connection with the Offering, on February 22, 2021, theScore filed a preliminary supplement (the “Preliminary Supplement”) to its short form base shelf prospectus dated January 7, 2021 (the “Shelf Prospectus”) with the securities regulatory authorities in each of the provinces of Canada, other than Québec. The Preliminary Supplement and the Shelf Prospectus were also filed with the U.S. Securities and Exchange Commission as part of a registration statement on Form F-10 (the “Registration Statement”). The Company subsequently filed a final supplement dated February 24, 2021 (the “Final Supplement”, and together with the Shelf Prospectus, the “Supplemented Prospectus”) to the Shelf Prospectus in respect of the Offering with the securities regulatory authorities in each of the provinces of Canada, other than Québec, and with the U.S. Securities and Exchange Commission.

The Offering (including the issuance and sale by theScore of Class A Shares purchased by the Underwriters pursuant to the exercise of the Over-Allotment Option) was made in Canada only by means of the Supplemented Prospectus and in the United States by means of the Registration Statement. Copies of the Supplemented Prospectus and the underwriting agreement dated February 24, 2021 between theScore and the Underwriters (the “Underwriting Agreement”) can be found on SEDAR at www.sedar.com and a copy of the Registration Statement (as amended), the Supplemented Prospectus and the Underwriting Agreement can be found on EDGAR at www.sec.gov.

On March 1, 2021, theScore announced the closing of the Offering and the concurrent exercise in full by the Underwriters of the Over-Allotment Option, pursuant to which the Underwriters purchased 6,900,000 Class A Shares from theScore and theScore received aggregate gross proceeds of US$186,300,000.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

5.1        Full Description of Material Change

See the press releases dated February 22, 2021, February 24, 2021 and March 1, 2021, attached hereto as Schedule A for additional information.

5.2        Disclosure for Restructuring Transactions

Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

No information has been intentionally omitted from this form.

8.	EXECUTIVE OFFICER

For further information contact Alvin Lobo, Chief Financial Officer at (416) 479-8812 x2206.

9.	DATE OF REPORT

March 1, 2021

SCHEDULE A

(See attached)

theScore Announces Initial Public Offering in the United States

TORONTO--(BUSINESS WIRE)--February 22, 2021--Score Media and Gaming Inc. (“theScore” or the “Company”) (TSX: SCR) today announced the launch of a marketed public offering of theScore’s Class A Subordinate Voting Shares (“Class A Shares”) in the United States and Canada, representing theScore’s initial public offering in the United States.

In connection with the initial public offering of the Class A Shares in the United States, theScore has filed an application to list the Class A Shares on the Nasdaq Global Select Market (the “Nasdaq”) under the symbol “SCR”. Trading of the Class A Shares is expected to commence on the Nasdaq following pricing of the offering. The Class A Shares will continue to trade on the Toronto Stock Exchange (the “TSX”) under the symbol “SCR”.

A total of 5,000,000 Class A Shares will be offered for sale by the Company in the offering, which will be conducted through a syndicate of underwriters led by Morgan Stanley, Credit Suisse, Canaccord Genuity and Macquarie Capital, as joint book-running managers. The offering will be priced in the context of the market with terms, including price per share, to be determined at the time of entering into an underwriting agreement with the underwriters.

The Company will grant the underwriters an over-allotment option, exercisable for a period of 30 days from the date of the closing of the offering, to purchase up to an additional 15% of the total number of Class A Shares to be sold pursuant to the offering.

The Company currently expects that the net proceeds of the offering will be used to fund working capital and other general corporate purposes, including the continued growth and expansion of theScore Bet’s operations in the United States and Canada by supporting the multi-jurisdiction deployment and operation of theScore Bet and user acquisition and retention in jurisdictions where theScore is, or will be, operating.

The offering is subject to entering into a satisfactory underwriting agreement with the underwriters, which will include customary closing conditions, including with respect to the listing of the Class A Shares on the Nasdaq and the TSX.

In connection with the offering, theScore filed a preliminary prospectus supplement to its base shelf prospectus with the securities regulatory authorities in each of the provinces of Canada, other than Québec. The preliminary prospectus supplement and a base shelf prospectus have also been filed with the U.S. Securities and Exchange Commission as part of a registration statement on Form F-10. The public offering will be made in Canada only by means of the base shelf prospectus and preliminary prospectus supplement and in the United States only by means of the registration statement, including the base shelf prospectus and preliminary prospectus supplement. Such documents contain important information about the offering. Copies of the base shelf prospectus and the preliminary prospectus supplement can be found on SEDAR at www.sedar.com and a copy of the registration statement, base shelf prospectus and the preliminary prospectus supplement can be found on EDGAR at www.sec.gov. Copies of such documents may also be obtained from any of the following sources: Morgan Stanley, Attn: Prospectus Department - 180 Varick Street, 2nd Floor - New York, NY 10014; Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, 6933 Louis Stephens Drive, Morrisville, North Carolina 27560, telephone: 1-800-221-1037 or by email usa.prospectus@credit-suisse.com; Canaccord Genuity LLC, Attention: Syndicate Department, 99 High Street, 12th Floor, Boston MA 021990, by email at prospectus@cgf.com; and Macquarie Capital (USA) Inc., Attention: Equity Syndicate Department, 125 West 55th Street, New York, NY 10019, or by email at MacquarieEquitySyndicateUSA@macquarie.com.

Prospective investors should read the base shelf prospectus and the preliminary prospectus supplement as well as the registration statement before making an investment decision.

A registration statement relating to the Class A Shares has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. The Class A Shares may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Class A Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Score Media and Gaming Inc.

Score Media and Gaming Inc. empowers millions of sports fans through its digital media and sports betting products. Its media app ‘theScore’ is one of the most popular in North America, delivering fans highly personalized live scores, news, stats, and betting information from their favorite teams, leagues, and players. The Company’s sports betting app ‘theScore Bet’ delivers an immersive and holistic mobile sports betting experience and is currently available to place wagers in New Jersey, Colorado, Indiana and Iowa. Publicly traded on the Toronto Stock Exchange (SCR), theScore also creates and distributes innovative digital content through its web, social and esports platforms.

Forward-Looking Statements

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement containing words such as “may”, “would”, “could”, “will”, “believes”, “plans”, “anticipates”, “estimates”, “expects” or “intends” and other similar statements which are not historical facts contained in this release are forward looking, and these statements involve risks and uncertainties and are based on current expectations. Such statements reflect theScore’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward looking statements, including among other things, the proposed U.S. initial public offering of the Class A Shares and the listing of the Class A Shares on the Nasdaq, the enactment of enabling legislation and regulations in the jurisdictions in which the Company operates, or intends to operate, to facilitate online gaming, including (without limitation) the enactment of federal legislation in Canada to permit single event sports wagering (including the timing of such legislation and regulations being passed and proclaimed in force (if at all) and the terms and conditions imposed in such legislation and regulations on applicable industry participants), the Company’s receipt of all relevant licences and approvals under the applicable legislation and regulations (as applicable) of the jurisdictions in which the Company operates, or intends to operate, the rate of adoption of online gaming in Canada and other jurisdictions, as permitted by applicable legislation and/or regulations, and those factors which are discussed under the heading “Risk Factors” in the Company’s current Annual Information Form, dated October 28, 2020, as filed with applicable Canadian securities regulatory authorities and available on SEDAR under the Company’s profile at www.sedar.com and as filed with the U.S. Securities and Exchange Commission and available on EDGAR under the Company’s profile at www.sec.com, and elsewhere in documents that theScore files from time to time with such securities regulatory authorities, including its relevant Management’s Discussion & Analysis of the financial condition and results of operations of the Company. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results could differ materially from the expectations expressed in these forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as required by applicable law or regulatory requirements.

Contacts

Investor Relations:

Alvin Lobo

Chief Financial Officer

Score Media and Gaming Inc.

Tel: 416-479-8812

Email: IR@thescore.com

Richard Land, James Leahy

JCIR

Tel: 212-835-8500

Email: scr@jcir.com

Media Relations:

Dan Sabreen

Director, Communications

Score Media and Gaming Inc.

Tel: 917-722-3888 ext. 706

Email: dan.sabreen@thescore.com

theScore Announces Pricing of Upsized Initial Public Offering in the United States

6,000,000 Class A Shares at a price of US$27 per share

Class A Shares to begin trading on the Nasdaq Global Select Market

TORONTO--(BUSINESS WIRE)--February 24, 2021--Score Media and Gaming Inc. (“theScore” or the “Company”) (TSX: SCR) today announced the pricing of its previously-announced marketed public offering of the Company’s Class A Subordinate Voting Shares (“Class A Shares”) in the United States and Canada. The underwriters have agreed to purchase 6,000,000 Class A Shares from the Company, at a price of US$27 per share, for aggregate gross proceeds to the Company of US$162,000,000. The size of the offering has been increased from the previously announced 5,000,000 Class A Shares.

The Class A Shares are expected to begin trading on the Nasdaq Global Select Market under the symbol “SCR” on February 25, 2021, and will continue to trade on the Toronto Stock Exchange under the symbol “SCR”. The offering is expected to close on March 1, 2021, subject to customary closing conditions.

The offering is being conducted through a syndicate of underwriters led by Morgan Stanley, Credit Suisse, Canaccord Genuity and Macquarie Capital, as joint book-running managers, with Eight Capital, Cormark Securities Inc. and Scotia Capital Inc. as co-managers.

The Company has granted the underwriters an over-allotment option, exercisable for a period of 30 days from the date of the closing of the offering, to purchase up to an additional 900,000 Class A Shares, representing up to 15% of the total number of Class A Shares to be sold pursuant to the offering.

The Company currently expects that the net proceeds of the offering will be used to fund working capital and other general corporate purposes, including the continued growth and expansion of theScore Bet’s operations in the United States and Canada by supporting the multi-jurisdiction deployment and operation of theScore Bet and user acquisition and retention in jurisdictions where theScore is, or will be, operating.

In connection with the offering, theScore filed a preliminary prospectus supplement to its base shelf prospectus with the securities regulatory authorities in each of the provinces of Canada, other than Québec. The preliminary prospectus supplement and a base shelf prospectus have also been filed with the U.S. Securities and Exchange Commission as part of a registration statement on Form F-10. The public offering will be made in Canada only by means of the base shelf prospectus and preliminary prospectus supplement and in the United States only by means of the registration statement, including the base shelf prospectus and preliminary prospectus supplement. Such documents contain important information about the offering. Copies of the base shelf prospectus and the preliminary prospectus supplement can be found on SEDAR at www.sedar.com and a copy of the registration statement, base shelf prospectus and the preliminary prospectus supplement can be found on EDGAR at www.sec.gov. Copies of such documents may also be obtained from any of the following sources: Morgan Stanley, Attn: Prospectus Department - 180 Varick Street, 2nd Floor - New York, NY 10014; Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, 6933 Louis Stephens Drive, Morrisville, North Carolina 27560, telephone: 1-800-221-1037 or by email usa.prospectus@credit-suisse.com; Canaccord Genuity LLC, Attention: Syndicate Department, 99 High Street, 12th Floor, Boston MA 021990, by email at prospectus@cgf.com; and Macquarie Capital (USA) Inc., Attention: Equity Syndicate Department, 125 West 55th Street, New York, NY 10019, or by email at MacquarieEquitySyndicateUSA@macquarie.com.

Prospective investors should read the base shelf prospectus and the prospectus supplement as well as the registration statement before making an investment decision.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Class A Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Score Media and Gaming Inc.

Score Media and Gaming Inc. empowers millions of sports fans through its digital media and sports betting products. Its media app ‘theScore’ is one of the most popular in North America, delivering fans highly personalized live scores, news, stats, and betting information from their favorite teams, leagues, and players. The Company’s sports betting app ‘theScore Bet’ delivers an immersive and holistic mobile sports betting experience and is currently available to place wagers in New Jersey, Colorado, Indiana and Iowa. Publicly traded on the Toronto Stock Exchange (SCR), theScore also creates and distributes innovative digital content through its web, social and esports platforms.

Forward-Looking Statements

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement containing words such as “may”, “would”, “could”, “will”, “believes”, “plans”, “anticipates”, “estimates”, “expects” or “intends” and other similar statements which are not historical facts contained in this release are forward looking, and these statements involve risks and uncertainties and are based on current expectations. Such statements reflect theScore’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward looking statements, including among other things, the proposed U.S. initial public offering of the Class A Shares and the listing of the Class A Shares on the Nasdaq Global Select Market, the enactment of enabling legislation and regulations in the jurisdictions in which the Company operates, or intends to operate, to facilitate online gaming, including (without limitation) the enactment of federal legislation in Canada to permit single event sports wagering (including the timing of such legislation and regulations being passed and proclaimed in force (if at all) and the terms and conditions imposed in such legislation and regulations on applicable industry participants), the Company’s receipt of all relevant licences and approvals under the applicable legislation and regulations (as applicable) of the jurisdictions in which the Company operates, or intends to operate, the rate of adoption of online gaming in Canada and other jurisdictions, as permitted by applicable legislation and/or regulations, and those factors which are discussed under the heading “Risk Factors” in the Company’s current Annual Information Form, dated October 28, 2020, as filed with applicable Canadian securities regulatory authorities and available on SEDAR under the Company’s profile at www.sedar.com and as filed with the U.S. Securities and Exchange Commission and available on EDGAR under the Company’s profile at www.sec.com, and elsewhere in documents that theScore files from time to time with such securities regulatory authorities, including its relevant Management’s Discussion & Analysis of the financial condition and results of operations of the Company. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results could differ materially from the expectations expressed in these forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as required by applicable law or regulatory requirements.

Contacts

Investor Relations:

Alvin Lobo

Chief Financial Officer

Score Media and Gaming Inc.

Tel: 416-479-8812

Email: IR@thescore.com

Richard Land, James Leahy

JCIR

Tel: 212-835-8500

Email: scr@jcir.com

Media Relations:

Dan Sabreen

Director, Communications

Score Media and Gaming Inc.

Tel: 917-722-3888 ext. 706

Email: dan.sabreen@thescore.com

theScore Announces Closing of US$186.3 Million Initial Public Offering in the United States

Includes full exercise of over-allotment option

TORONTO--(BUSINESS WIRE)--March 1, 2021--Score Media and Gaming Inc. (“theScore” or the “Company”) (TSX: SCR; NASDAQ: SCR) today announced the closing of its previously-announced marketed public offering of the Company’s Class A Subordinate Voting Shares (“Class A Shares”) in the United States and Canada, representing the Score’s initial public offering in the United States and listing of the Class A Shares on the Nasdaq Global Select Market. A total of 6,900,000 Class A Shares were sold by the Company, including 900,000 Class A Shares following the exercise in full by the underwriters of their over-allotment option, at a price of US$27.00 per share, for gross proceeds to the Company of US$186.3 million.

The offering is being conducted through a syndicate of underwriters led by Morgan Stanley, Credit Suisse, Canaccord Genuity and Macquarie Capital, as joint book-running managers, with Eight Capital, Cormark Securities Inc. and Scotiabank as co-managers.

The Company currently expects that the net proceeds of the offering will be used to fund working capital and other general corporate purposes, including the continued growth and expansion of theScore Bet’s operations in the United States and Canada by supporting the multi-jurisdiction deployment and operation of theScore Bet and user acquisition and retention in jurisdictions where theScore is, or will be, operating.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Class A Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Score Media and Gaming Inc.
Score Media and Gaming Inc. empowers millions of sports fans through its digital media and sports betting products. Its media app ‘theScore’ is one of the most popular in North America, delivering fans highly personalized live scores, news, stats, and betting information from their favorite teams, leagues, and players. The Company’s sports betting app ‘theScore Bet’ delivers an immersive and holistic mobile sports betting experience and is currently available to place wagers in New Jersey, Colorado, Indiana and Iowa. Publicly traded on the Toronto Stock Exchange (TSX: SCR) and the Nasdaq Global Select Market (NASDAQ:SCR), theScore also creates and distributes innovative digital content through its web, social and esports platforms.

Forward-Looking Statements
Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement containing words such as “may”, “would”, “could”, “will”, “believes”, “plans”, “anticipates”, “estimates”, “expects” or “intends” and other similar statements which are not historical facts contained in this release are forward looking, and these statements involve risks and uncertainties and are based on current expectations. Such statements reflect theScore’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward looking statements, including among other things, the enactment of enabling legislation and regulations in the jurisdictions in which the Company operates, or intends to operate, to facilitate online gaming, including (without limitation) the enactment of federal legislation in Canada to permit single event sports wagering (including the timing of such legislation and regulations being passed and proclaimed in force (if at all) and the terms and conditions imposed in such legislation and regulations on applicable industry participants), the Company’s receipt of all relevant licences and approvals under the applicable legislation and regulations (as applicable) of the jurisdictions in which the Company operates, or intends to operate, the rate of adoption of online gaming in Canada and other jurisdictions, as permitted by applicable legislation and/or regulations, and those factors which are discussed under the heading “Risk Factors” in the Company’s current Annual Information Form, dated October 28, 2020, as filed with applicable Canadian securities regulatory authorities and available on SEDAR under the Company’s profile at www.sedar.com and as filed with the U.S. Securities and Exchange Commission and available on EDGAR under the Company’s profile at www.sec.com, and elsewhere in documents that theScore files from time to time with such securities regulatory authorities, including its relevant Management’s Discussion & Analysis of the financial condition and results of operations of the Company. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results could differ materially from the expectations expressed in these forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as required by applicable law or regulatory requirements.

Contacts

Investor Relations:

Alvin Lobo

Chief Financial Officer

Score Media and Gaming Inc.

Tel: 416-479-8812

Email: IR@thescore.com

Richard Land, James Leahy

JCIR

Tel: 212-835-8500

Email: scr@jcir.com

Media Relations:

Dan Sabreen

Director, Communications

Score Media and Gaming Inc.

Tel: 917-722-3888 ext. 706

Email: dan.sabreen@thescore.com